Mail Stop 6010

      November 15, 2005

Marc Walther
Americhip International, Inc.
Chief Executive Officer
9282 General Drive, Suite 100
Plymouth, Michigan  48170

	RE:	AmeriChip International, Inc.
		Form 10-KSB/A for the fiscal year ended November 30,
2004
		Filed October 17, 2005
		Form 10-Q for the quarterly period ended August 31, 2005
		File No. 000-33127

Dear Mr. Walther:

      We have reviewed your response to our letter dated July 15, 2005 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended November 30, 2005

Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies, page 7

1. Your response to prior comment three from our letter dated July 15, 2005 appears to only address the inventory acquired from NASCO.
However, our comment was intended help us understand how you have accounted for (or plan to account for) revenues generated from the numerous relationships listed in the second paragraph under "Subsidiaries" from page 3 to the Form 10-KSB/A. With respect to those relationships, any other additional distribution or agency arrangements:
* Tell us how you are presenting revenues in your financial statements. That is, tell us whether you are presenting revenue on a gross (principal) or net (agency) basis. The notions of "principal" or agency" are as used in EITF 99-19.
* If you are reporting on other than an agency basis, support in detail that your consideration of EITF 99-19 is appropriate. That analysis should show us how you applied the specific requirements of that EITF to the specific terms of the agreements with the suppliers.

Item 8A. Controls and Procedures, page 25

2. We see the revisions made in response to prior comment eight in our letter dated July 15, 2005. We note your statement on page 25 that the company`s management has evaluated the effectiveness of your disclosure controls and procedures. However, we do not see that you have disclosed whether you have determined that your disclosure controls and procedures are effective, as required by Item 307 of Regulation S-B. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. If you concluded that your disclosure controls and procedures were not effective as of November
30, 2004, please revise to discuss the nature and extent of any material weaknesses and to describe specific steps that the company has taken, if any, to remediate those weaknesses. If you determine that your disclosure controls and procedures were effective, please revise to state the basis for your conclusion, given the errors identified in your financial statements.


Form 10-Q for the quarterly period ended August 31, 2005

Consolidated Financial Statements

Note 3.  Significant Accounting Policies, page F-6

Inventories

3. Tell us whether you have sold any of the $230,000 inventory acquired and recorded in the NASCO transaction. If so, quantify the amount sold.
4. As a related matter, your response to comment 29 from our letter
dated April 12, 2005 indicates that the inventory was recorded at
30%
of replacement cost. You also indicated that you expected that the inventory turn for that inventory would "approach twice, if not more" for 2005. While we see your assertion about replacement cost in relation to the amount you paid for the inventory, a lack of sales would suggest that the carrying amount might not be recoverable. With respect to the NASCO inventory, please respond to the following:
* If you have not met your sales expectations for the NASCO inventory during 2005, tell us why and explain why failure to meet those expectations is not an indicator of impairment.
* Provide us an aging for the remaining NASCO inventory. For items more than one year old, explain in detail why that specific inventory is not impaired.
* Describe your detailed plan to recover the cost of the inventory, including timing.
* Since you expected to sell the inventory in fiscal year 2005, tell us why you entered into an arrangement to finance the inventory over ten years. Specifically discuss why the financing arrangement is not an indicator that the inventory is slow moving or otherwise impaired.


Legal Proceedings, page 18
5. Your disclosure indicates that there is a "dispute" with Cornell
Capital. In connection with that dispute, please respond to the following:
* Describe the nature and evolution of the dispute. Please be specific.
* You indicate that you have requested "an accounting" from Cornell.
Tell us what you mean by that statement. That is, describe exactly what you have requested.
* Describe your termination rights under the arrangement and tell us about any potential penalties that may arise from early termination of the arrangement. Also address whether there are any changes in your obligations or responsibilities under the Cornell financing arrangement as a result of early termination.
* We see that you continue to have debt outstanding with Cornell. Describe the impact, if any, of early termination of the Cornell arrangement on your obligations under that debt.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3605 if you have any questions. In this
regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676
..
							Sincerely,


							Gary Todd
							Reviewing Accountant


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Mr. Walther
AmeriChip International, Inc.
November 15, 2005
Page 4